UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
June 2018

RADA ELECTRONIC INDUSTRIES LIMITED

(Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 (Registration Statements File Nos. 333-212643, 333-216973 and 333-220304) and Form S-8 Registration Statement File No. 333-212284.

RADA ELECTRONIC INDUSTRIES LTD.

RADA ANNOUNCES RESULTS OF ANNUAL MEETING

On June 7, 2018, Rada Electronic Industries Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”) at the Company’s offices located at 7 Giborei Israel Street, Netanya, Israel. At the Meeting, the Company’s shareholders approved the following resolutions:

(1)	To re-elect (7) seven directors, each for a term expiring at our 2019 Annual General Meeting of Shareholders

(2)	To elect (1) one external director, for a three-year term commencing on October 22, 2018 and expiring on October 21, 2021;

(3)	To approve an increase of our authorized share capital;

(4)	To approve the U.S. Taxpayers Appendix to our 2015 Share Option Plan and to reserve 1,000,000 of our ordinary shares for issuance thereunder.

(5)	To approve the grant of 500,000 stock options to Mr. Dov Sella, our Chief Executive Officer.

(6)	To ratify and approve the terms of employment of Mr. Guy Zur, a member of our Board of Directors, as a business development consultant to our company

(7)	To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2018, and to authorize our Board of Directors, to determine their compensation, based on the recommendation of our Audit Committee.

Only shareholders of record as of the close of business on April 30,2018 were entitled to vote at the meeting. All resolutions were approved by the majority requirements under Israel’s Companies Law, 5759-1999.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)

By:	/s/ Dov Sella
Dov Sella
Chief Executive Officer

Date: June 07, 2018